SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. _____)

                   LIGHTEN UP ENTERPRISES INTERNATIONAL, INC.
--------------------------------------------------------------------------------
                                (NAME OF ISSUER)

                    COMMON STOCK, PAR VALUE $.0001 PER SHARE
--------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                   53223Y 10 5
--------------------------------------------------------------------------------
                                 (CUSIP NUMBER)

                              ROBERT H. COHEN, ESQ.
                             GREENBERG TRAURIG, LLP
                                 200 PARK AVENUE
                            NEW YORK, NEW YORK 10166
                              TEL.: (212) 801-9200
--------------------------------------------------------------------------------
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                  APRIL 6, 2005
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             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g),
check the following box [ ].

                                  SCHEDULE 13D

CUSIP NO.  53223Y 10 5

(1)  Names of Reporting Persons
     I.R.S. Identification Nos. of Above Persons (entities only)
     MARY TAGLIAFERRI
     ---------------------------------------------------------------------------

(2)  Check the Appropriate Box if a Member of a Group
     (a)                        (b)
     ---------------------------------------------------------------------------

(3)  SEC Use Only

(4)  Source of Funds       OO
                    ------------------------------------------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
            --------------------------------------------------------------------

(6)  Citizenship or Place of Organization CALIFORNIA
                                         ---------------------------------------

Number of                  (7)  Sole Voting Power  9,891,094
Shares Bene-                                     -------------------------------
ficially                   (8)  Shared Voting Power   0
Owned by Each                                       ----------------------------
Reporting                  (9)  Sole Dispositive Power  9,891,094
Person With                                            -------------------------
                           (10) Shared Dispositive Power  0
                                                         -----------------------

(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     9,891,094 SHARES OF COMMON STOCK
     ---------------------------------------------------------------------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                      ----------

(13) Percent of Class Represented by Amount in Row (11)  23.6%
                                                        ------------------------

(14) Type of Reporting Person  IN
                             ---------------------------------------------------

ITEM 1.  SECURITY AND ISSUER.
         -------------------

         (a) TITLE AND CLASS OF SECURITY: Common Stock, par value $.0001 per share (the "Common Stock").

         (b)    ISSUER: Lighten Up Enterprises International, Inc.
                        2200 Powell Street
                        Suite 675
                        Emeryville, CA 94608

ITEM 2.  IDENTITY AND BACKGROUND.
         -----------------------

         2(a)-(c)    Name:  Mary Tagliaferri

         Business Address:  2200 Powell Street
                            Suite 675
                            Emeryville, CA 94608

         Principal  Occupation:     Dr. Tagliaferri  is  Vice  President,  Chief
         Regulatory Officer, Secretary and Treasurer of the Issuer.

         2(d)   Criminal  Convictions:    Dr. Tagliaferri has not been convicted
                in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

         2(e) Violations of Federal or State Securities Laws: Dr. Tagliaferri has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         2(f)   Citizenship: USA

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
         -------------------------------------------------

     Dr. Tagliaferri obtained her shares of Common Stock pursuant to a reverse merger, which is described in Item 4 below.

ITEM 4.  PURPOSE OF TRANSACTION.
         ----------------------

     Dr. Tagliaferri obtained 9,891,094 shares of Common Stock pursuant to a "reverse merger" transaction, completed by the Issuer on April 6, 2005, in which the Issuer caused its wholly-owned subsidiary to merge with and into Bionovo, Inc., a Delaware corporation ("Bionovo"), pursuant to which Dr. Tagliaferri received her shares of Common Stock based on her ownership of shares of Bionovo's common stock. Dr. Tagliaferri was Chief Regulatory Officer, Secretary and a Director of Bionovo and she became Vice President, Chief Regulatory
Officer and Secretary and Treasurer of the Issuer upon the completion of the reverse merger.


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


     At the closing of the reverse merger, the number of members on the board of directors of the Issuer was increased from one to four directors, and Isaac Cohen was appointed to the board of directors to serve until the next annual meeting of stockholders. Upon compliance with Section 14(f) of the Securities
Exchange Act of 1934 and Rule 14f-1 under that Act, Davis Naveh and Dr. Tagliaferri will be appointed to serve as directors of the Issuer. In connection with the appointment of these two directors, Mary E. Ross, the sole remaining member of the board of directors of the Issuer before the reverse merger, will resign as director of the Issuer. In addition, Mr. Cohen was appointed Chairman, President, Chief Executive Officer and Chief Scientific Officer.

     Except as described in the foregoing paragraphs, Dr. Tagliaferri has no plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) any change in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above.

     Reference is made to the Agreement of Merger and Plan of Reorganization, dated April 6, 2005, which governed the reverse merger and which was filed as
Exhibit 2.1 to the Issuer's Current Report on Form 8-K, filed with the U.S. Securities and Exchange Commission on April 8, 2005, and is incorporated by reference.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.
         ------------------------------------

     (a) Dr. Tagliaferri beneficially owns 9,891,094 shares of Common Stock, representing 23.6% of the currently outstanding shares of Common Stock of the Issuer.

     (b) Dr. Tagliaferri has sole voting and dispositive power with respect to the 9,891,094 shares of Common Stock held directly by her.

     (c) Not Applicable

     (d) Not Applicable.

     (e) Not Applicable.


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


ITEM 6.  CONTRACTS,  ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
         ----------------------------------------------------------------------
         TO SECURITIES OF THE ISSUER.
         ----------------------------
None.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.
         --------------------------------

     Incorporated by reference as Exhibit 1 to this Schedule 13D is the Agreement of Merger and Plan of Reorganization referred to in Item 4 hereof, which was filed as Exhibit 2.1 to the Issuer's Current Report on Form 8-K, filed with the U.S. Securities and Exchange Commission on April 8, 2005.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                   /s/ Mary Tagliaferri
Dated:  April 12, 2005                             -----------------------------
                                                   Mary Tagliaferri































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